                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                   SCHEDULE TO
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                        --------------------------------
                           PRISM FINANCIAL CORPORATION
                       (Name of Subject Company (issuer))

                      RAINBOW ACQUISITION SUBSIDIARY, INC.
                              ROYAL BANK OF CANADA

                        (Name of Filing Person (offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   74264Q 10 8

                      (CUSIP Number of Class of Securities)
                                ROBERT K. HORTON
                  SENIOR VICE PRESIDENT, STRATEGIC INITIATIVES
                              ROYAL BANK OF CANADA
                                 200 BAY STREET
                                TORONTO, ONTARIO
                                 CANADA M5J 2J5
                                 (416) 974-5151

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:


                            STEPHANIE TSACOUMIS, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                          1050 CONNECTICUT AVENUE, N.W.
                                 WASHINGTON, DC
                                 (202) 955-8277

                        --------------------------------

                            CALCULATION OF FILING FEE

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                  TRANSACTION VALUATION                                       AMOUNT OF FILING FEE
----------------------------------------------------------- ---------------------------------------------------------
                     NOT APPLICABLE.                                            NOT APPLICABLE.
=====================================================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.            Filing Party:   Not applicable.
Form or Registration No.:    Not applicable.            Date Filed:     Not applicable.


[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes to designate any transactions to which this statement relates:

    [ ]  third party tender offer                [ ] going-private transaction
         subject to Rule 14d-1                       subject to Rule 13e-3

    [ ]  issuer tender offer                     [ ] amendment to Schedule 13D
         subject to Rule 13e-4                       under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.[ ]

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Friday March 10, 11:07 am Eastern Time

Company Press Release

Royal Bank of Canada Makes Offer to Acquire Prism Financial Corporation

A leading U.S. retail mortgage banking company to become independent operating unit of Royal Bank

CHICAGO--(BUSINESS WIRE)--March 10, 2000-- Prism Financial Corporation (NASDAQ:PRFN - news) today announced that it has agreed to be acquired by Royal Bank of Canada (NYSE, TSE: RY - news news). Royal Bank's cash offer to purchase all outstanding shares of Prism for US$7.50 per share is valued at approximately US$115 million. The terms of the agreement provide for Royal Bank to commence a cash tender offer in the near future for all outstanding shares of Prism. The three major stockholders, representing more than 60% of outstanding shares, and key members of management, have agreed to tender their shares. The transaction is subject to regulatory approvals.

Founded in 1992, Chicago-based Prism Financial Corporation is the largest independent mortgage broker in the United States. The company operates as both a mortgage banker -- underwriting, closing and funding loans -- and as a mortgage broker -- selling the loan products of over 100 different lenders. Prism is one of the fastest growing mortgage originators in the U.S. with total mortgage originations of nearly US$8 billion in 1999, up 53% from 1998. It is licensed nationally and has 2,000 employees located in 27 states. Prism Financial Corporation operates through 159 retail branches and is a leader in e-commerce affinity marketing.

"The planned transaction will provide us with new business opportunities through Royal Bank's extensive product portfolio, capital resources and marketing expertise," said Mark Filler, President and CEO of Prism Financial Corporation. "Our customers and employees will benefit from our ability to offer additional innovative products and services and to enhance our investment in technology and in ongoing retail growth."

"Royal Bank and Prism Financial Corporation are leading providers of residential mortgages in their domestic markets," said John Cleghorn, Chairman and Chief Executive Officer, Royal Bank of Canada. "This acquisition will give us a distribution network in the U.S. and continue to strengthen our online presence."

Prism Financial Corporation will operate as a stand-alone business unit under existing management, and will continue to offer its strong value proposition to clients. Prism's customers will also benefit from access to Royal Bank's suite of services in the United States through Atlanta-based Security First Network Bank, the world's first and #1 rated Internet bank, and Bull & Bear Securities, a discount brokerage operation based in New York.

Royal Bank intends to expand Prism's business by building on the company's expertise in the mortgage origination business, its experience in acquisitions, its talented employees and its established relationships with leading Internet web sites and financial services companies.

"This deal fits nicely with our strategy of leveraging our Canadian competencies on a niche basis in the United States to create strong North American lines of business," added Mr. Cleghorn. "We want to be among the leading North American banks in selected high-growth markets and in selected business lines. Prism, with its mortgage expertise and reputation, is a building block in implementing this strategy. We have every confidence in the track record of Prism's management team to continue its impressive growth."

"Royal Bank and Prism share a vision of ambitious growth in the United States," Mr. Filler said. "We will contribute to Royal Bank's expansion plans by aggressively pursuing our three-pronged strategy of internal growth, selective acquisitions and Internet alliances. Through the synergies between our two companies, we expect to be an even stronger competitor. Our ability to leverage Royal Bank's lower cost of capital and array of products will help fuel our growth, particularly in today's challenging mortgage environment."

About Royal Bank of Canada

Royal Bank of Canada (RY) is a diversified global financial services group and a leading provider of personal and commercial banking, investment and trust services, insurance, corporate and investment banking, on-line banking and transaction-based services including custody. The group's main business units include Royal Bank, RBC Dominion Securities, Royal Investment Services, RBC Insurance, Global Integrated Solutions, Security First Network Bank and Bull & Bear Securities. The group has 50,000 employees who serve 10 million personal, business and public sector customers in 30 countries. For more information, visit Royal Bank's Web site at www.royalbank.com.

About Prism Financial Corporation

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Prism Financial Corporation is a leading national retail mortgage banking company that originated approximately $8 billion in loans in 1999. Based in Chicago, Prism is licensed nationally, with more than 1,100 loan officers in 27 states. Prism operates through more than 150 retail branches as well as through partnerships with major Internet companies. Prism Financial's common stock trades on NASDAQ under the ticker symbol PRFN.

Safe Harbor Provision

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This business release may contain forward-looking statements that reflect Prism and Royal Bank's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates, and if no date is provided, then such statements speak only as of today. Neither Prism, nor Royal Bank, undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following factors, as well as those disclosed in each of Prism and Royal Bank's prospectus filed with the Securities and Exchange Commission, could cause future results and business plans to differ materially from historical results and current plans: (1) the level of demand for mortgage credit and ancillary services, which is affected by such external factors as the level of interest rates; (2) the direction of interest rates; (3) the relationship between mortgage interest rates and the cost of funds; (4) federal and state regulation of mortgage banking, Prism's ancillary service operations, and affordable housing and historic tax credits; and (5) competition within the mortgage banking, affordable housing and historic tax credits, and various ancillary service industries.

Contact:

     Prism Financial Corporation
     Lisa Morrell, 312/410-8662
     David Fisher, 312/410-8488
       or
     Royal Bank Media Relations
     Jeff Keay, 416/974-5506
       or
     Royal Bank Investor Relations
     Nabanita Merchant, 416/955-7803


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
[PRISM FINANCIAL CORPORATION LOGO]                                 [LOGO]

FOR IMMEDIATE RELEASE

ROYAL BANK OF CANADA AND PRISM FINANCIAL CORPORATION ANNOUNCED AGREEMENT FOR ACQUISITION OF PRISM FINANCIAL CORPORATION

CHICAGO--March 14, 2000 - Royal Bank of Canada (NYSE, TSE: RY) and Prism Financial Corporation (NASDAQ:PRFN) announced on Friday, March 10, that they had entered into a definitive agreement for Royal Bank to acquire Prism.

Royal Bank's cash offer to purchase all outstanding shares of Prism for US$7.50 per share is valued at approximately US$115 million.

The terms of the agreement provide for Royal Bank to commence a cash tender offer in the near future for all outstanding shares of Prism. The three major stockholders, representing more than 60% of outstanding shares, and key members of management, have agreed to tender their shares. The transaction is subject to regulatory approvals.

All stockholders should read the tender offer statement concerning the tender offer that will be filed by Royal Bank, and the solicitation/recommendation statement that will be filed by Prism, with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements, as well as other filings containing information about Prism, without charge, at the SEC's Internet site (www.sec.gov <http://www.sec.gov>). Filings containing information about Royal Bank, without charge, at the Internet site of the System for Electronic Document Analysis and Retrieval, developed by the Canadian Securities Administrators (www.sedar.com <http://www.sedar.com>). Copies of the tender offer and the solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Royal Bank's Corporate Secretary. In addition, copies of the solicitation/recommendation may also be obtained without charge from Prism's Corporate Secretary.

ABOUT ROYAL BANK OF CANADA

Royal Bank of Canada (RY) is a diversified global financial services group and a leading provider of personal and commercial banking, investment and trust services, insurance, corporate and investment banking, on-line banking and transaction-based services including custody. The group's main business units include Royal Bank, RBC Dominion Securities, Royal Investment Services, RBC Insurance, Global Integrated Solutions, Security First Network Bank and Bull & Bear Securities. The group has 50,000 employees who serve 10 million personal, business and public sector customers in 30 countries. For more information, visit Royal Bank's Web site at www.royalbank.com.

ABOUT PRISM FINANCIAL CORPORATION

Prism Financial Corporation is a leading national retail mortgage banking company that originated approximately $8 billion in loans in 1999. Based in Chicago, Prism is licensed nationally, with more than 1,100 loan officers in 27 states. Prism operates through more than 150 retail branches as well as through partnerships with major Internet companies. Prism Financial's common stock trades on NASDAQ under the ticker symbol PRFN.

CONTACT:

  Royal Bank Media Relations           Prism Financial Corporation:
    Jeff Keay, 416/974-5506              Lisa Morrell, Media Relations
      or                                   (312) 410-8662
  Royal Bank Investor Relations          David Fisher, Chief Financial Officer
    Nabanita Merchant, 416/955-7803        (312) 410-8588